FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
Authorization of public bid over BANCOMER

1.	By Mexican Comisión Nacional Bancaria y de Valores

2.	By Secretaría de Hacienda y Crédito Público (Mexican banking supervisor)

Following with the relevant disclosure sent on February 2, 2004, BBVA reports that:

1.

the Mexican Comisión Nacional Bancaria y de Valores has authorized the public bid for the acquisition of approx. 40.6% of the share capital of the financial institution, GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER), launched by BBVA. The offer will begin today and will expire on March 19, according with the Mexican Prospectus registered with the Mexican Stock Exchange (www.bmv.com.mx) and the US Offer to Purchase.

2.

the Secretaría de Hacienda y Crédito Público, the Mexican banking supervisor, has authorized BBVA to increase up to 100% its stake in GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER), through the public bid that has been authorized by the Mexican Comisión Nacional Bancaria y de Valores.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February, 19th 2004	By:	/s/ Javier MALAGON NAVAS
		Name:	Javier MALAGON NAVAS
		Title:	Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.